IN ACCORDANCE WITH RULE 311 OF REGULATION S-T,
THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549



02017111

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

i Vanderbilt Mortgage and Finance, Inc.	0000816512
2 Vanderbilt ABS Corp. O Z	0001141665
3 Clayton Homes, Inc. – 01	0000719547
(Exact Name of Registrant as Specified in Charter)	(Registrant CIK Number)

Form 8-K for February 14, 2002	~~333-57532~~
(Electronic Report, Schedule or Registration	(SEC File Number, if Available)
Statement of Which the Documents Are a Part	333 -57532
(Give Period of Report))	

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

1

NY1 5143043v3

SIGNATURES

Filings Made by the Registrant. The registrants have duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Maryville, State of Tennessee, on February 14, 2002.

Vanderbilt Mortgage and Finance, Inc.

By: _____

Name: David Jordan
Title: Secretary

Vanderbilt ABS Corp.

By: _____

Name: David Jordan
Title: Secretary

Clayton Homes, Inc.

By: _____

Name: Amber Krupacs
Title: Vice President

NY1 5143043v3

TOTAL P.02

Exhibit Index

NY1 5143043v3

IN ACCORDANCE WITH RULE 311 OF REGULATION S-T,
THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER.

EXHIBIT 99.1

COMPUTATIONAL MATERIALS

for

VANDERBILT MORTGAGE AND FINANCE, INC.
VANDERBILT ABS CORP.
CLAYTON HOMES, INC.

Vanderbilt Mortgage and Finance, Inc.,
Manufactured Housing Contract
Senior/Subordinate Pass-Through Certificates,
Series 2002-A

NY1 5143043v3

Confidential Information Memorandum

$251,656,089 (APPROXIMATE)



VANDERBILT MORTGAGE AND FINANCE, INC.
SELLER AND SERVICER

MANUFACTURED HOUSING CONTRACT
SENIOR/SUBORDINATED PASS-THROUGH CERTIFICATES,
SERIES 2002-A

FEBRUARY 13, 2002



CREDIT SUISSE | FIRST BOSTON

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES, AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information," please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results which may differ substantially from those reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be as assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (economic prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets, and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested as assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. Contact your registered representative for Offering Documents, current Information or additional materials, including other models for performance analysis, which are likely to produce different results, and any further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or illiquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals thereof may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax, or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

PRELIMINARY INFORMATION ONLY

OFFERED CERTIFICATES

	Class A-1	Class A-2	Class A-3	Class A-4	Class A-5	Class M-1	Class B-1	Class B-2
Amount:	$63,626,000	$60,826,000	$33,061,000	$50,733,000	$10,066,000	$10,066,000	$8,808,000	$14,470,090
Type:	Adjustable	Fixed	Fixed	Fixed	Fixed	Fixed	Fixed	Fixed
Coupon:	[TBD]%	[TBD]%	[TBD]%	[TBD]%	[TBD]%	[TBD]%	[TBD]%	[TBD]%
Approx. Price:	[TBD]%	[TBD]%	[TBD]%	[TBD]%	[TBD]%	[TBD]%	[TBD]%	[TBD]%
Yield (%):	[TBD]%	[TBD]%	[TBD]%	[TBD]%	[TBD]%	[TBD]%	[TBD]%	[TBD]%
Spread (bps):	[TBD]	[TBD]	[TBD]	[TBD]	[TBD]	[TBD]	[TBD]	[TBD]
Avg Life (To Call):	1.00	3.00	5.00	8.98	11.86	8.69	6.11	10.26
Avg Life (To Mat):	1.00	3.00	5.00	9.09	15.14	9.20	6.11	13.14
1st Prin Pymt (To Call):	3/02	2/04	5/06	4/08	1/14	3/07	3/07	7/09
Last Prin Pymt (To Call):	2/04	5/06	4/08	1/14	1/14	1/14	7/09	1/14
Last Prin Pymt (To Mat):	2/04	5/06	4/08	7/15	8/19	8/19	7/09	12/30
Stated Mat:	9/09	10/14	3/18	5/26	10/29	10/29	5/17	12/30
Expected Settlement:	2/26/02	2/26/02	2/26/02	2/26/02	2/26/02	2/26/02	2/26/02	2/26/02
Payment Delay:	0 days	6 days	6 days	6 days	6 days	6 days	6 days	6 days
Interest Payment Basis:	Actual/360	30/360	30/360	30/360	30/360	30/360	30/360	30/360
Dated Date:	2/26/02	2/1/02	2/1/02	2/1/02	2/1/02	2/1/02	2/1/02	2/1/02
Ratings (Moody's/S&P):	Aaa/AAA	Aaa/AAA	Aaa/AAA	Aaa/AAA	Aa2/AA	A2/A	Baa2/BBB	Baa2/BBB
Pricing Date:	TBD	TBD	TBD	TBD	TBD	TBD	TBD	TBD
Prepayment Speed:	225% MHP	225% MHP	225% MHP	225% MHP	225% MHP	225% MHP	225% MHP	225% MHP



Title of Securities	Vanderbilt Mortgage and Finance, Inc. Manufactured Housing Contract, Senior/Subordinate Pass-Through Certificates, Series 2002-A Class A-1 adjustable rate certificates, Class A-2, Class A-3, Class A-4, Class A-5, Class M-1, Class B-1, and Class B-2 fixed rate certificates
Seller	Vanderbilt Mortgage and Finance, Inc.
Servicer	Vanderbilt Mortgage and Finance, Inc.
Underwriters	Bear, Stearns & Co., Inc. (Lead Manager) Credit Suisse First Boston Corporation (Co-Manager)
Trustee	JPMorgan Chase Bank
Collateral	Fixed rate manufactured housing contracts and loans, except for 0.07% of the loans that are adjustable rate contracts.
Credit Enhancement	1. Excess interest 2. Subordination 3. Limited Guaranty of Clayton Homes, Inc. (Class B-2 only)
Excess Interest	Excess interest cashflows will be available as credit enhancement.

Subordination

Class	Rating (Moody's/S&P)	Subordination
Class A-1 – A-4	Aaa/AAA	17.25%
Class A-5	Aa2/AA	13.25%
Class M-1	A2/A	9.25%
Class B-1	Baa2/BBB	5.75%
Class B-2	Baa2/BBB	

Class Sizes

Class	Rating (Moody's/S&P)	Class Size
Class A-1 – A-4	Aaa/AAA	82.75%
Class A-5	Aa2/AA	4.00%
Class M-1	A2/A	4.00%
Class B-1	Baa2/BBB	3.50%
Class B-2	Baa2/BBB	5.75%



2

Total Size $251,656,089 (approximate)

Remittance Rate   The Class A-1 remittance rate will equal the lesser of:

1. One month LIBOR plus [TBD%] and
2. The weighted average contract rate less the 1.25% servicing fee (if Vanderbilt is no longer the servicer).

Maximum Rate   Remittance rates on the A-1, A-2, A-3, A-4, A-5, M-1, B-1 and B-2 Certificates are subject to a maximum rate equal to (a) the weighted average contract rate of the contracts less (b) if Vanderbilt is no longer the servicer, the servicing fee of 1.25%.

Servicing Fee   For as long as Vanderbilt is the servicer, the servicing fee of 1.25% per annum is subordinate to the Offered Certificates on a monthly basis.

Cleanup Call   The Seller may call the Certificates at par plus accrued interest after the remaining pool balance is less than 10% of the Cut-off-Date pool principal balance.

Remittance Date   The 7th day of each month or, if such day is not a business day, the next succeeding business day, beginning in March 2002.

Interest Accrual   For the Class A-1 certificates, interest will accrue from the 7th day of the preceding month until the 6th day of the current month. For the first remittance date, interest will accrue from the closing date to the first remittance date for the Class A-1 certificates. Interest is calculated using an actual/360 day count.

For the Class A-2, A-3, A-4, A-5, M-1, B-1 and B-2 interest will accrue from the 1st day of the preceding month until the 30th day of the preceding month. Interest is calculated using a 30/360 day count.

ERISA Considerations   All classes of certificates are expected to be ERISA eligible. However, investors should consult with their counsel with respect to the consequences under ERISA and the Code of the Plan's acquisition and ownership of such Certificates.

Prospectus   The Certificates are being offered pursuant to a Prospectus which includes a Prospectus Supplement (together, the "Prospectus"). Complete information with respect to the Certificates and the Collateral is contained in the Prospectus. The foregoing is qualified in its entirety by the information appearing in the Prospectus, the Prospectus shall govern in all respects. Sales of the Certificates may not be consummated unless the purchaser has received the Prospectus.



Cashflow Priority

CLASS M-1 AND CLASS B PRINCIPAL DISTRIBUTION TESTS ARE MET:

1. Current interest and any previously unreimbursed interest to Classes A-1 through A-4;
2. The Class A percentage of the Formula Principal Distribution Amount sequentially to Classes A-1, A-2, A-3, and A-4 until such class is reduced to zero;
3. Current interest and any previously unreimbursed interest to Class A-5 Certificates;
4. Remaining Class A percentage of the Formula Principal Distribution Amount to Class A-5 until such class is reduced to zero;
5. Current interest and any previously unreimbursed interest to Class M-1 Certificates;
6. Mezzanine percentage of the Formula Principal Distribution Amount to Class M-1 until such class is reduced to zero;
7. Current interest and any previously unreimbursed interest to Class B-1 Certificates;
8. Class B percentage of the Formula Principal Distribution Amount to Class B-1 until such class is reduced to zero;
9. Current interest and any previously unreimbursed interest to Class B-2 Certificates;
10. Remaining Formula Principal Distribution Amount to Class B-2 until such class is reduced to zero;
11. The amount of any principal reimbursement to Clayton Homes for Enhancement Payments with respect to the Class B-2 Certificates which remains unpaid after giving effect to the distribution described above;
12. As long as Vanderbilt is the Servicer, any remainder up to the amount equal to 1/12th of the product of 1.25% and the pool scheduled principal balance to the Servicer;
13. Any remainder to the Class R Certificates.





Cashflow Priority

CLASS M-1 AND CLASS B PRINCIPAL DISTRIBUTION TESTS ARE <u>NOT</u> MET:

1. Current interest and any previously unreimbursed interest to Classes A-1 through A-4;
2. 100% of the Formula Principal Distribution Amount sequentially to Classes A-1, A-2, A-3, and A-4 until such class is reduced to zero;
3. Current interest and any previously unreimbursed interest to Class A-5 Certificates;
4. 100% of remaining formula principal payments to Class A-5 until such Class is reduced to zero;
5. Current interest and any previously unreimbursed interest to Class M-1 Certificates;
6. 100% of remaining formula principal payments to Class M-1 until such Class is reduced to zero;
7. Current interest and any previously unreimbursed interest to Class B-1 Certificates;
8. 100% of remaining formula principal payments to Class B-1 until such Class is reduced to zero;
9. Current interest and any previously unreimbursed interest to Class B-2 Certificates;
10. 100% of remaining formula principal payments to Class B-2 until such Class is reduced to zero;
11. The amount of any principal reimbursement to Clayton Homes for Enhancement Payments with respect to the Class B-2 Certificates which remains unpaid after giving effect to the distribution described above;
12. So long as Vanderbilt is the Servicer, any remainder up to the amount equal to 1/12th of the product of 1.25% and the pool scheduled principal balance to the Servicer;
13. Any remainder to the Class R Certificates.

THE CLASS M-1 AND CLASS B PRINCIPAL DISTRIBUTION TESTS ARE MET IF:

1. Remittance Date is on or after March 2007
2. Class M-1 Percentage plus Class B Percentage is at least approximately [23.19]% (which is 1.75 times the sum of the original Class M-1 Percentage and the original Class B Percentage).
3. Cumulative Realized Losses do not exceed [7]% for year 2007, [8]% for year 2008, and [9]% for year 2009 and beyond of the Original Principal Balance of the Contracts
4. Current Realized Loss Ratio does not exceed [2.75]%
5. Average 60 Day Delinquency Ratio does not exceed [5]%
6. Class B-2 Principal Balance must not be less than $[5,033,122] (which represents approximately 2% of the Total Original Principal Balance).

BEAR STEARNS

SUMMARY COLLATERAL INFORMATION

AS OF JANUARY 25, 2002 CUT-OFF DATE

Total Collateral Amount	$251,656,089.72
Average Unpaid Principal Balance	$39,083.10
Maximum Original Balance	$275,000.00
Weighted Average Collateral Coupon	10.299%
Coupon Range	8.000% - 18.000%
Weighted Average Maturity (months)	230
Weighted Average Original Term (months)	233
Weighted Average LTV	86.62%
New	66.93%
Used	33.07%
Multi-wide	57.01%
Site Built	3.51%



CLASS A-1 – PRICE

Balance	$63,626,000	Delay	0	Index	1 ML
Coupon	TBD	Dated	2/26/2002	Margin	TBD
Settle	2/26/2002	First Payment	3/7/2002		

Pricing Speed	175 MHP	200 MHP	225 MHP	250 MHP	275 MHP
99.8750	2.158	2.168	2.178	2.188	2.198
99.8906	2.145	2.154	2.162	2.171	2.179
99.9063	2.132	2.139	2.146	2.153	2.161
99.9219	2.118	2.124	2.130	2.136	2.142
99.9375	2.105	2.110	2.114	2.119	2.123
99.9531	2.092	2.095	2.098	2.101	2.105
99.9688	2.078	2.080	2.082	2.084	2.086
99.9844	2.065	2.066	2.066	2.067	2.067
100.0000	2.052	2.051	2.050	2.049	2.049
100.0156	2.039	2.036	2.034	2.032	2.030
100.0313	2.025	2.022	2.018	2.015	2.011
100.0469	2.012	2.007	2.002	1.997	1.992
100.0625	1.999	1.993	1.986	1.980	1.974
100.0781	1.985	1.978	1.971	1.963	1.955
100.0938	1.972	1.963	1.955	1.945	1.936
100.1094	1.959	1.949	1.939	1.928	1.918
100.1250	1.946	1.934	1.923	1.911	1.899
WAL (To Call)	1.21	1.09	1.00	0.92	0.85
Principal Window	Mar02 – Jul04	Mar02 – Apr04	Mar02 – Feb04	Mar02 – Dec03	Mar02 – Nov03



CLASS A-2 – PRICE

Balance	$60,826,000	Delay	6
Coupon	TBD	Dated	2/1/2002
Settle	2/26/2002	First Payment	3/7/2002

Pricing Speed	175 MHP	200 MHP	225 MHP	250 MHP	275 MHP
99.8750	4.801	4.802	4.804	4.805	4.807
99.8906	4.796	4.797	4.798	4.799	4.800
99.9063	4.792	4.792	4.792	4.793	4.793
99.9219	4.787	4.787	4.787	4.787	4.787
99.9375	4.782	4.781	4.781	4.780	4.780
99.9531	4.777	4.776	4.775	4.774	4.773
99.9688	4.772	4.771	4.769	4.768	4.767
99.9844	4.768	4.766	4.764	4.762	4.760
100.0000	4.763	4.760	4.758	4.756	4.753
100.0156	4.758	4.755	4.752	4.750	4.747
100.0313	4.753	4.750	4.747	4.743	4.740
100.0469	4.748	4.745	4.741	4.737	4.733
100.0625	4.744	4.739	4.735	4.731	4.727
100.0781	4.739	4.734	4.729	4.725	4.720
100.0938	4.734	4.729	4.724	4.719	4.714
100.1094	4.729	4.724	4.718	4.712	4.707
100.1250	4.724	4.718	4.712	4.706	4.700
WAL (To Call)	3.63	3.29	3.00	2.76	2.56
Principal Window	Jul04 – Mar07	Apr04 – Sep06	Feb04 – May06	Dec03 – Dec05	Nov03 – Sep05



8

CLASS A-3 – PRICE

Balance	$33,061,000	Delay	6	
Coupon	TBD	Dated	2/1/2002	
Settle	2/26/2002	First Payment	3/7/2002	

Pricing Speed	175 MHP	200 MHP	225 MHP	250 MHP	275 MHP
99.8750	5.713	5.713	5.714	5.715	5.715
99.8906	5.710	5.710	5.710	5.711	5.711
99.9063	5.707	5.707	5.707	5.707	5.707
99.9219	5.704	5.703	5.703	5.703	5.702
99.9375	5.701	5.700	5.699	5.699	5.698
99.9531	5.697	5.697	5.696	5.695	5.694
99.9688	5.694	5.693	5.692	5.691	5.689
99.9844	5.691	5.690	5.688	5.687	5.685
100.0000	5.688	5.686	5.684	5.683	5.681
100.0156	5.685	5.683	5.681	5.679	5.676
100.0313	5.682	5.680	5.677	5.675	5.672
100.0469	5.679	5.676	5.673	5.671	5.668
100.0625	5.676	5.673	5.670	5.667	5.664
100.0781	5.673	5.670	5.666	5.663	5.659
100.0938	5.670	5.666	5.662	5.659	5.655
100.1094	5.667	5.663	5.659	5.655	5.651
100.1250	5.664	5.660	5.655	5.651	5.646
WAL (To Call)	6.28	5.57	5.00	4.54	4.19
Principal Window	Mar07 – Oct09	Sep06 – Jan09	May06 – Apr08	Dec05 – Aug07	Sep05 – Jan07



9

CLASS A-4 – PRICE

Balance	$50,733,000	Delay	6
Coupon	TBD	Dated	2/1/2002
Settle	2/26/2002	First Payment	3/7/2002

Pricing Speed	175 MHP	200 MHP	225 MHP	250 MHP	275 MHP
99.8750	6.663	6.663	6.663	6.663	6.663
99.8906	6.661	6.661	6.661	6.661	6.661
99.9063	6.658	6.658	6.658	6.658	6.658
99.9219	6.656	6.656	6.656	6.655	6.655
99.9375	6.654	6.654	6.653	6.653	6.652
99.9531	6.652	6.652	6.651	6.650	6.649
99.9688	6.650	6.649	6.649	6.648	6.647
99.9844	6.648	6.647	6.646	6.645	6.644
100.0000	6.646	6.645	6.644	6.643	6.641
100.0156	6.644	6.643	6.641	6.640	6.638
100.0313	6.642	6.640	6.639	6.637	6.636
100.0469	6.640	6.638	6.637	6.635	6.633
100.0625	6.637	6.636	6.634	6.632	6.630
100.0781	6.635	6.634	6.632	6.630	6.627
100.0938	6.633	6.631	6.629	6.627	6.625
100.1094	6.631	6.629	6.627	6.625	6.622
100.1250	6.629	6.627	6.625	6.622	6.619
WAL (To Call)	10.74	9.83	8.98	8.20	7.47
Principal Window	Oct09 – Aug15	Jan09 – Oct14	Apr08 – Jan14	Aug07 – Apr13	Jan07 – Jul12



CLASS A-5 – PRICE

Balance	$10,066,000	Delay	6		
Coupon	TBD	Dated	2/1/2002		
Settle	2/26/2002	First Payment	3/7/2002		

Pricing Speed	175 MHP	200 MHP	225 MHP	250 MHP	275 MHP
99.8750	7.505	7.505	7.505	7.505	7.505
99.8906	7.503	7.503	7.503	7.503	7.503
99.9063	7.501	7.501	7.501	7.501	7.500
99.9219	7.499	7.499	7.499	7.499	7.498
99.9375	7.497	7.497	7.497	7.496	7.496
99.9531	7.495	7.495	7.495	7.494	7.494
99.9688	7.494	7.493	7.493	7.492	7.492
99.9844	7.492	7.491	7.491	7.490	7.489
100.0000	7.490	7.489	7.489	7.488	7.487
100.0156	7.488	7.487	7.487	7.486	7.485
100.0313	7.486	7.485	7.484	7.484	7.483
100.0469	7.484	7.483	7.482	7.482	7.480
100.0625	7.482	7.481	7.480	7.479	7.478
100.0781	7.480	7.479	7.478	7.477	7.476
100.0938	7.478	7.477	7.476	7.475	7.474
100.1094	7.477	7.475	7.474	7.473	7.472
100.1250	7.475	7.473	7.472	7.471	7.469
WAL (To Call)	13.45	12.61	11.86	11.11	10.36
Principal Window	Aug15 – Aug15	Oct14 – Oct14	Jan14 – Jan14	Apr13 – Apr13	Jul12- Jul12



CLASS M-1 – PRICE

Balance	$10,066,000	Delay	6
Coupon	TBD	Dated	2/1/2002
Settle	2/26/2002	First Payment	3/7/2002

Pricing Speed	175 MHP	200 MHP	225 MHP	250 MHP	275 MHP
99.8750	7.577	7.577	7.577	7.577	7.577
99.8906	7.574	7.574	7.574	7.574	7.574
99.9063	7.572	7.572	7.572	7.572	7.572
99.9219	7.570	7.569	7.569	7.569	7.569
99.9375	7.567	7.567	7.567	7.566	7.566
99.9531	7.565	7.564	7.564	7.564	7.563
99.9688	7.562	7.562	7.562	7.561	7.561
99.9844	7.560	7.559	7.559	7.558	7.558
100.0000	7.557	7.557	7.556	7.556	7.555
100.0156	7.555	7.554	7.554	7.553	7.553
100.0313	7.553	7.552	7.551	7.551	7.550
100.0469	7.550	7.549	7.549	7.548	7.547
100.0625	7.548	7.547	7.546	7.545	7.545
100.0781	7.545	7.544	7.544	7.543	7.542
100.0938	7.543	7.542	7.541	7.540	7.539
100.1094	7.540	7.539	7.538	7.537	7.536
100.1250	7.538	7.537	7.536	7.535	7.534
WAL (To Call)	9.43	9.04	8.69	8.36	8.03
Principal Window	Mar07 – Aug15	Mar07 – Oct14	Mar07 – Jan14	Mar07 – Apr13	Mar07 – Jul12



CLASS B-1 – PRICE

Balance	$8,808,000	Delay	6	
Coupon	TBD	Dated	2/1/2002	
Settle	2/26/2002	First Payment	3/7/2002	

Pricing Speed	175 MHP	200 MHP	225 MHP	250 MHP	275 MHP
99.8750	7.556	7.556	7.556	7.556	7.556
99.8906	7.553	7.553	7.553	7.553	7.553
99.9063	7.550	7.550	7.550	7.550	7.550
99.9219	7.547	7.547	7.547	7.546	7.546
99.9375	7.544	7.543	7.543	7.543	7.543
99.9531	7.540	7.540	7.540	7.540	7.540
99.9688	7.537	7.537	7.537	7.536	7.536
99.9844	7.534	7.534	7.533	7.533	7.533
100.0000	7.531	7.530	7.530	7.530	7.529
100.0156	7.528	7.527	7.527	7.526	7.526
100.0313	7.524	7.524	7.523	7.523	7.523
100.0469	7.521	7.521	7.520	7.520	7.519
100.0625	7.518	7.517	7.517	7.516	7.516
100.0781	7.515	7.514	7.514	7.513	7.513
100.0938	7.512	7.511	7.510	7.510	7.509
100.1094	7.508	7.508	7.507	7.506	7.506
100.1250	7.505	7.504	7.504	7.503	7.503
WAL (To Call)	**6.34**	**6.22**	**6.11**	**6.02**	**5.95**
Principal Window	Mar07 – Jan10	Mar07 – Oct09	Mar07 – Jul09	Mar07 – May09	Mar07 – Mar09



CLASS B-2 – PRICE

Balance	$14,470,090	Delay	6
Coupon	TBD	Dated	2/1/2002
Settle	2/26/2002	First Payment	3/7/2002

Pricing Speed	175 MHP	200 MHP	225 MHP	250 MHP	275 MHP
99.8750	8.742	8.742	8.742	8.742	8.742
99.8906	8.740	8.740	8.740	8.740	8.740
99.9063	8.738	8.738	8.738	8.737	8.737
99.9219	8.736	8.735	8.735	8.735	8.735
99.9375	8.733	8.733	8.733	8.732	8.732
99.9531	8.731	8.731	8.730	8.730	8.729
99.9688	8.729	8.728	8.728	8.727	8.727
99.9844	8.727	8.726	8.726	8.725	8.724
100.0000	8.724	8.724	8.723	8.723	8.722
100.0156	8.722	8.721	8.721	8.720	8.719
100.0313	8.720	8.719	8.718	8.718	8.717
100.0469	8.718	8.717	8.716	8.715	8.714
100.0625	8.715	8.715	8.714	8.713	8.712
100.0781	8.713	8.712	8.711	8.710	8.709
100.0938	8.711	8.710	8.709	8.708	8.707
100.1094	8.709	8.708	8.706	8.705	8.704
100.1250	8.706	8.705	8.704	8.703	8.702
WAL (To Call)	11.32	10.76	10.26	9.78	9.31
Principal Window	Jan10 – Aug15	Oct09 – Oct14	Jul09 – Jan14	May09 – Apr13	Mar09 – Jul12



DESCRIPTION OF COLLATERAL

TOTAL COLLATERAL POOL

Total Collateral:	$251,656,089.72
Cut off Date of Tape:	1/25/02
Number of loans:	6,439
Aggregate Unpaid Principal Balance:	$251,656,089.72
Aggregate Original Principal Balance:	$251,659,935.24
Weighted Average Gross Coupon:	10.299%
Gross Coupon Range:	8.000% – 18.000%
Average Unpaid Principal Balance:	$39,083.10
Average Original Principal Balance:	$39,083.70
Maximum Unpaid Principal Balance:	$274,845.83
Minimum Unpaid Principal Balance:	$4,865.00
Maximum Original Principal Balance:	$275,000.00
Minimum Original Principal Balance:	$4,848.08
Weighted Average Stated Rem. Term (PTD to Mat Date):	230
Stated Rem Term Range:	18 – 360
Weighted Average Age:	3
Age Range:	0 – 15
Weighted Average Original Term	233
Original Term Range:	18 – 360
Weighted Average Original LTV:	86.62%
Original LTV Range:	13.20% - 100.00%
Greatest Zip Code Concentration:	
Zip Code:	37876 (0.37%)
Loan Count:	24
Balance:	$930,829.89
New Loans:	$168,422,794 (66.93%)
Used Loans:	$83,233,295 (33.07%)
Not Parked:	$170,481,371 (67.74%)
Parked:	$72,349,253 (28.75%)
Site Built:	$8,825,465 (3.51%)
Fixed Rate Collateral:	$251,477,604.44 (99.93%)
Adjustable Rate Collateral:	$178,485.28 (0.07%)



Geographical Distribution of Manufactured Homes as of Origination

Location	Number of Contracts as of Cut-off Date	Aggregate Principal Balance Outstanding as of Cut-off Date	Percent of Total Balance
Alabama	163	$ 5,974,670.38	2.37%
Alaska	1	$ 49,606.77	0.02%
Arizona	64	$ 2,665,653.67	1.06%
Arkansas	136	$ 5,403,244.05	2.15%
California	117	$ 3,828,297.51	1.52%
Colorado	92	$ 3,915,873.37	1.56%
Delaware	9	$ 342,602.43	0.14%
District of Columbia	2	$ 122,093.99	0.05%
Florida	304	$ 12,280,966.19	4.88%
Georgia	156	$ 6,170,640.70	2.45%
Idaho	6	$ 192,766.66	0.08%
Illinois	45	$ 1,717,799.96	0.68%
Indiana	106	$ 3,760,347.40	1.49%
Iowa	59	$ 2,222,263.36	0.88%
Kansas	43	$ 1,813,124.56	0.72%
Kentucky	324	$ 12,374,173.04	4.92%
Louisiana	226	$ 8,669,184.01	3.44%
Maine	1	$ 25,904.02	0.01%
Maryland	14	$ 561,585.49	0.22%
Massachusetts	1	$ 28,732.61	0.01%
Michigan	174	$ 7,013,933.67	2.79%
Minnesota	55	$ 2,226,776.06	0.88%
Mississippi	180	$ 6,656,052.82	2.64%
Missouri	112	$ 4,296,253.67	1.71%
Montana	17	$ 615,984.29	0.24%
Nebraska	7	$ 306,570.76	0.12%
Nevada	2	$ 81,838.08	0.03%
New Hampshire	6	$ 267,377.20	0.11%
New Jersey	4	$ 136,184.79	0.05%
New Mexico	33	$ 1,391,951.14	0.55%
New York	48	$ 2,110,043.98	0.84%
North Carolina	692	$ 29,145,786.36	11.58%
North Dakota	8	$ 308,972.93	0.12%
Ohio	139	$ 5,439,337.10	2.16%
Oklahoma	98	$ 3,733,915.75	1.48%
Oregon	12	$ 594,973.07	0.24%
Pennsylvania	61	$ 2,135,967.46	0.85%
South Carolina	394	$ 15,206,917.77	6.04%
South Dakota	15	$ 520,715.40	0.21%
Tennessee	845	$ 32,732,816.98	13.01%
Texas	1,318	$ 50,345,786.93	20.01%
Utah	10	$ 512,046.46	0.20%
Vermont	1	$ 21,496.88	0.01%
Virginia	242	$ 10,085,543.21	4.01%
Washington	15	$ 641,929.73	0.26%
West Virginia	43	$ 1,473,900.88	0.59%
Wisconsin	32	$ 1,276,160.76	0.51%
Wyoming	7	$ 257,325.42	0.10%
Total	6,439	$ 251,656,089.72	100.00%



Origination of Contracts

Year of Origination of Contracts	Number of Contracts as of Cut-off Date	Aggregate Principal Balance Outstanding as of Cut-off Date	Percent of Total Balance
1992	1	$ 16,553.21	0.01%
1993	2	$ 42,442.33	0.02%
1994	1	$ 32,711.34	0.01%
1995	10	$ 548,667.38	0.22%
1996	11	$ 321,905.96	0.13%
1997	14	$ 511,656.04	0.20%
1998	24	$ 791,655.77	0.31%
1999	395	$ 15,093,159.16	6.00%
2000	76	$ 3,265,738.99	1.30%
2001	5,317	$ 210,285,650.39	83.56%
2002	588	$ 20,745,949.15	8.24%
Total	6,439	$ 251,656,089.72	100.00%

Remaining Months to Maturity

Remaining Months to Maturity	Number of Contracts as of Cut-off Date	Aggregate Principal Balance Outstanding as of Cut-off Date	Percent of Total Balance
0 - 60	113	$ 1,478,667.09	0.59%
61 - 120	848	$ 17,959,562.75	7.14%
121 - 180	1,760	$ 53,846,701.97	21.40%
181 - 240	2,336	$ 101,028,332.87	40.15%
241 - 300	700	$ 35,697,385.43	14.18%
301 - 360	682	$ 41,645,439.61	16.55%
Total	6,439	$ 251,656,089.72	100.00%



Distribution of Original Contract Amounts

Distribution of Original Amounts	Number of Contracts as of Cut-off Date	Aggregate Principal Balance Outstanding as of Cut-off Date	Percent of Total Balance
$0.01 - $10,000.00	70	$ 558,174.05	0.22%
$10,000.01 - $20,000.00	700	$ 10,960,989.80	4.36%
$20,000.01 - $30,000.00	1,510	$ 38,447,773.47	15.28%
$30,000.01 - $40,000.00	1,677	$ 58,338,828.07	23.18%
$40,000.01 - $50,000.00	976	$ 43,576,091.10	17.32%
$50,000.01 - $60,000.00	698	$ 38,294,508.20	15.22%
$60,000.01 - $70,000.00	420	$ 27,148,936.48	10.79%
$70,000.01 - $80,000.00	200	$ 14,775,197.93	5.87%
$80,000.01 - $90,000.00	81	$ 6,873,945.48	2.73%
$90,000.01 - $100,000.00	46	$ 4,362,056.86	1.73%
$100,000.01 - $110,000.00	19	$ 1,976,565.97	0.79%
$110,000.01 - $120,000.00	9	$ 1,026,999.89	0.41%
$120,000.01 - $130,000.00	3	$ 377,823.15	0.15%
$130,000.01 - $140,000.00	9	$ 1,218,396.48	0.48%
$140,000.01 - $150,000.00	7	$ 1,025,806.34	0.41%
$150,000.01 - $160,000.00	2	$ 305,686.66	0.12%
$160,000.01 - $170,000.00	3	$ 497,567.55	0.20%
$170,000.01 - $180,000.00	2	$ 356,837.27	0.14%
$210,000.01 - $220,000.00	3	$ 543,498.61	0.22%
$220,000.01 - $230,000.00	2	$ 452,024.43	0.18%
$260,000.01 - $270,000.00	1	$ 263,536.10	0.10%
$270,000.01 - $280,000.00	1	$ 274,845.83	0.11%
Total	6,439	$ 251,656,089.72	100.00%



Distribution of Original Loan-to-Value Ratios

Distribution of Original Loan-to-Value Ratios	Number of Contracts as of Cut-off Date	Aggregate Principal Balance Outstanding as of Cut-off Date	Percent of Total Balance
10.01% - 20.00%	5	$ 156,893.17	0.06%
20.01% - 30.00%	13	$ 241,885.68	0.10%
30.01% - 40.00%	27	$ 617,868.97	0.25%
40.01% - 50.00%	73	$ 1,838,509.36	0.73%
50.01% - 60.00%	185	$ 5,854,830.02	2.33%
60.01% - 70.00%	455	$ 17,550,164.79	6.97%
70.01% - 80.00%	777	$ 33,649,907.73	13.37%
80.01% - 90.00%	1,522	$ 58,050,586.35	23.07%
90.01% - 100.00%	3,382	$ 133,695,443.65	53.13%
Total	6,439	$ 251,656,089.72	100.00%

Cut-off Date Contract Rates

Cut-off Date Contract Rate	Number of Contracts as of Cut-off Date	Aggregate Principal Balance Outstanding as of Cut-off Date	Percent of Total Balance
7.001% - 8.000%	25	$ 1,259,178.70	0.50%
8.001% - 9.000%	963	$ 50,875,520.22	20.22%
9.001% - 10.000%	1,959	$ 85,383,090.15	33.93%
10.001% - 11.000%	2,033	$ 68,771,887.91	27.33%
11.001% - 12.000%	730	$ 23,802,327.11	9.46%
12.001% - 13.000%	371	$ 11,696,594.30	4.65%
13.001% - 14.000%	215	$ 6,353,390.92	2.52%
14.001% - 15.000%	93	$ 2,396,399.31	0.95%
15.001% - 16.000%	38	$ 946,169.48	0.38%
16.001% - 17.000%	7	$ 97,359.24	0.04%
17.001% - 18.000%	5	$ 74,172.38	0.03%
Total	6,439	$ 251,656,089.72	100.00%

